SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Nomination of candidates to the Fiscal Council

Rio de Janeiro, March 13, 2026, Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "AXIA Energia") hereby informs that, in connection with the Annual and Extraordinary General Meeting scheduled to be held on April 15, 2026, the following candidates were nominated by shareholders of the Company for election to the Fiscal Council:

FISCAL COUNCIL

General Election in which holders of common shares and class "C" preferred shares vote
Common and Class “C” Preferred Shareholders	Candidates
Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações, managed by Banco Clássico S.A. - Banco Clássico	• José Raimundo dos Santos (Effective Member) • Paulo Roberto Bellentani Brandão (Alternate Member)

Funds managed by SPX Gestão de Recursos Ltda. - SPX	• Cristina Fontes Doherty (Effective Member) • Cátia Yuassa Tokoro (Alternate Member)

Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações, managed by Banco Clássico S.A. – Banco Clássico, jointly with Radar Master FIA, Maliko Investments LLC, Xingo FIA, Tucurui FIA, Infrad Master FIA, Manuka Investments LLC., represented by their manager Radar Gestora de Recursos Ltda. – Radar	• José Reinaldo Magalhães (Effective Member) • Anderson Carlos Koch (Alternate Member)
Separate election in which holders of Class “A1” and “B1” preferred shares vote
Class "A1" and "B1" Preferred Shareholders	Candidates

Radar Master FIA, Maliko Investments LLC, Xingo FIA, Tucurui FIA, Infrad Master FIA, Manuka Investments LLC., represented by their manager Radar Gestora de Recursos Ltda. - Radar	• Gisomar Francisco de Bittencourt Marinho (Effective Member) • Paulo Roberto Franceschi (Alternate Member)

The candidate Ms. Cristina Fontes Doherty, nominated by SPX as effective member, for the general election, the candidates nominated by Banco Clássico for the same election, as well as nominated by Radar for the separate election, have already been reviewed and approved by the AXIA Energia as meeting the eligibility requirements set forth in the Brazilian Law No. 6,404/76 (Brazilian Corporations Law), the Company’s Bylaws, and the Company’s Management Nomination and Succession Policy.

The candidate Ms. Cátia Yuassa Tokoro, nominated by SPX as alternate member, as well as the candidates jointly nominated by Radar and Banco Clássico for the general election, are currently undergoing an integrity and eligibility assessment by the Company. The result of such assessment will be disclosed in due course through a new notice to shareholders.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SCHEDULE I

NOMINATION OF CANDIDATES TO THE FISCAL COUNCIL

Information required under items 7.3 through 7.6 of the Formulário de Referência

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Items 7.3. to 7.6. of Section 7 of Formulário de Referência

NAME	DATE OF BIRTH	MANAGEMENT BODY:	ELECTION DATE	TERM OF OFFICE
José Raimundo dos Santos	03/24/1952	Fiscal Council	AGM 2025	AGM 2026
CPF (Individual Taxpayer Registry)	OCCUPATION	ELECTED OFFICE HELD:	DATE OF INVESTITURE	ELECTED BY THE CONTROLLER?
268.891.377-87	Accountant	Fiscal Council (Effective Member)	06/03/2026	No
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE MANDATES:	OTHER POSITIONS AND FUNCTIONS HELD IN THE ISSUER:
Yes	3 (three)	N.A.
MAIN PROFESSIONAL EXPERIENCES DURING THE LAST FIVE YEARS, WITH SPECIFIC REFERENCE TO POSITIONS AND FUNCTIONS HELD IN (i) THE ISSUER AND COMPANIES IN ITS ECONOMIC GROUP; AND (ii) COMPANIES CONTROLLED BY A SHAREHOLDER OF THE ISSUER WHO HAS A DIRECT OR INDIRECT SHAREHOLDING EQUAL TO OR EXCEEDING 5% OF THE SAME CLASS OR SPECIES OF SECURITIES OF THE ISSUER.
Consulting services to financial institutions; Engagements in court-appointed expert work.
CRIMINAL CONVICTION / CONVICTION IN AN ADMINISTRATIVE PROCEEDING BY THE CVM, THE CENTRAL BANK OF BRAZIL OR THE SUPERINTENDENCE OF PRIVATE INSURANCE, AND THE PENALTIES APPLIED / FINAL AND UNAPPEALABLE CONVICTION IN THE JUDICIAL SPHERE OR SUBJECT TO A FINAL ADMINISTRATIVE DECISION, WHICH HAS SUSPENDED OR DISQUALIFIED YOU FROM PRACTICING ANY PROFESSIONAL OR COMMERCIAL ACTIVITY.
None.

7.4 – Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory (the information provided in this item must cover audit, risk, financial and compensation committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process of the issuer’s management or governing bodies as advisors or overseers)

Not applicable.

7.5. State whether there is any marital relationship, civil union or family relationship up to the second degree between: a. members of management of the issuer; b. (i) members of management of the issuer and (ii) members of management of the issuer’s direct or indirect controlled companies; c. (i) members of management of the issuer or of its direct or indirect controlled companies and (ii) the issuer’s direct or indirect controlling shareholders;d. (i) members of management of the issuer and (ii) members of management of the issuer’s direct and indirect parent companies.

Not applicable.

7.6. Disclose any relationships of subordination, service provision or control maintained, during the last 3 fiscal years, between members of management of the issuer and: a. any company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds an interest equal to or greater than 99% (ninety-nine percent) of the capital stock; b. the issuer’s direct or indirect controlling shareholder; c. if relevant, any supplier, customer, debtor or creditor of the issuer, of its Controlled Company, or of the parent companies or Controlled Companies of any such persons.

Not applicable.

Items 7.3. to 7.6. of Section 7 of Formulário de Referência

NAME	DATE OF BIRTH	MANAGEMENT BODY:	ELECTION DATE	TERM OF OFFICE
Paulo Roberto Bellentani Brandão	11/30/1982	Fiscal Council	April, 2024	Two (2) Years
CPF (Individual Taxpayer Registry)	OCCUPATION	ELECTED OFFICE HELD:	DATE OF INVESTITURE	ELECTED BY THE CONTROLLER?
308.840.788-09	Lawyer	Fiscal Council (Alternate Member)	April, 2024	No
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE MANDATES:	OTHER POSITIONS AND FUNCTIONS HELD IN THE ISSUER:
No	2 (two)	No
MAIN PROFESSIONAL EXPERIENCES DURING THE LAST FIVE YEARS, WITH SPECIFIC REFERENCE TO POSITIONS AND FUNCTIONS HELD IN (i) THE ISSUER AND COMPANIES IN ITS ECONOMIC GROUP; AND (ii) COMPANIES CONTROLLED BY A SHAREHOLDER OF THE ISSUER WHO HAS A DIRECT OR INDIRECT SHAREHOLDING EQUAL TO OR EXCEEDING 5% OF THE SAME CLASS OR SPECIES OF SECURITIES OF THE ISSUER.

Corporate lawyer with over 20 years of experience in Corporate Law and Capital Markets, currently a partner at Alves Ferreira & Mesquita Sociedade de Advogados. He has solid experience in complex corporate transactions, restructurings, mergers and acquisitions, corporate governance and regulatory compliance, with in-depth knowledge of CVM regulations.

He serves and has served as a member of the Fiscal Council of large publicly-held companies, such as AES Brasil, CSN, Usiminas, Forjas Taurus, Eletrobras, Braskem and CEMIG, contributing on strategic, financial and regulatory matters.

He was a member of the Communication and Capital Markets Commission of the Brazilian Institute of Corporate Governance (IBGC) and holds a postgraduate degree in Corporate Structures and Transactions from FGV (GV Law).

CRIMINAL CONVICTION / CONVICTION IN AN ADMINISTRATIVE PROCEEDING BY THE CVM, THE CENTRAL BANK OF BRAZIL OR THE SUPERINTENDENCE OF PRIVATE INSURANCE, AND THE PENALTIES APPLIED / FINAL AND UNAPPEALABLE CONVICTION IN THE JUDICIAL SPHERE OR SUBJECT TO A FINAL ADMINISTRATIVE DECISION, WHICH HAS SUSPENDED OR DISQUALIFIED YOU FROM PRACTICING ANY PROFESSIONAL OR COMMERCIAL ACTIVITY.
None.

7.4 – Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory (the information provided in this item must cover audit, risk, financial and compensation committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process of the issuer’s management or governing bodies as advisors or overseers)

Not applicable.

7.5. State whether there is any marital relationship, civil union or family relationship up to the second degree between: a. members of management of the issuer; b. (i) members of management of the issuer and (ii) members of management of the issuer’s direct or indirect controlled companies; c. (i) members of management of the issuer or of its direct or indirect controlled companies and (ii) the issuer’s direct or indirect controlling shareholders;d. (i) members of management of the issuer and (ii) members of management of the issuer’s direct and indirect parent companies.

Not applicable.

7.6. Disclose any relationships of subordination, service provision or control maintained, during the last 3 fiscal years, between members of management of the issuer and: a. any company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds an interest equal to or greater than 99% (ninety-nine percent) of the capital stock; b. the issuer’s direct or indirect controlling shareholder; c. if relevant, any supplier, customer, debtor or creditor of the issuer, of its Controlled Company, or of the parent companies or Controlled Companies of any such persons.

Not applicable.

Items 7.3. to 7.6. of Section 7 of Formulário de Referência

NAME	DATE OF BIRTH	MANAGEMENT BODY:	ELECTION DATE	TERM OF OFFICE
Gisomar Francisco de Bittencourt Marinho	12/06/1964	Fiscal Council (Effective Member)	To Be Defined	AGM 2027
CPF (Individual Taxpayer Registry)	OCCUPATION	ELECTED OFFICE HELD:	DATE OF INVESTITURE	ELECTED BY THE CONTROLLER?
804.095.557-20	Economist	N.A.	To Be Defined	No
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE MANDATES:	OTHER POSITIONS AND FUNCTIONS HELD IN THE ISSUER:
Yes	Third	N.A.
MAIN PROFESSIONAL EXPERIENCES DURING THE LAST FIVE YEARS, WITH SPECIFIC REFERENCE TO POSITIONS AND FUNCTIONS HELD IN (i) THE ISSUER AND COMPANIES IN ITS ECONOMIC GROUP; AND (ii) COMPANIES CONTROLLED BY A SHAREHOLDER OF THE ISSUER WHO HAS A DIRECT OR INDIRECT SHAREHOLDING EQUAL TO OR EXCEEDING 5% OF THE SAME CLASS OR SPECIES OF SECURITIES OF THE ISSUER.

He is currently a member of the Fiscal Council of Axia Energia.

LIGHT S.A. 02/2021 – 10/2022

Administrative and Financial Director and Investor Relations Officer

Reported to the CEO and was responsible for the areas of Controllership (Accounting, Tax, Regulatory Asset Control and Financial Planning), Finance (Treasury, Funding, Debt Management, Insurance and Credit Analysis), Investor Relations, Procurement and Logistics, Administration (Facilities), and IT/Telecom. Led a team of more than 260 employees.

LOG-IN LOGÍSTICA INTERMODAL S.A. 08/2018 – 08/2020

Chief Financial Officer and Investor Relations Officer

Reported to the CEO and was responsible for the areas of Controllership (Accounting, Tax and Financial Planning), Investor Relations, Finance (Treasury, Funding, Debt Management, Credit Analysis, Billing and Collections), Administration (Facilities), Insurance, Procurement and IT/Telecom. Led a team of 70–90 employees.

UNIDAS S.A. 06/2011 – 03/2018

Chief Financial Officer and Investor Relations Officer

Reported to the CEO and was responsible for the areas of Controllership (Accounting, Tax, Financial Planning, Cost Control), Treasury, Funding, Debt Management, Credit Analysis and Collections, and Legal. Led a team of more than 70 employees.

CRIMINAL CONVICTION / CONVICTION IN AN ADMINISTRATIVE PROCEEDING BY THE CVM, THE CENTRAL BANK OF BRAZIL OR THE SUPERINTENDENCE OF PRIVATE INSURANCE, AND THE PENALTIES APPLIED / FINAL AND UNAPPEALABLE CONVICTION IN THE JUDICIAL SPHERE OR SUBJECT TO A FINAL ADMINISTRATIVE DECISION, WHICH HAS SUSPENDED OR DISQUALIFIED YOU FROM PRACTICING ANY PROFESSIONAL OR COMMERCIAL ACTIVITY.
None.

7.4 – Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory (the information provided in this item must cover audit, risk, financial and compensation committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process of the issuer’s management or governing bodies as advisors or overseers)

The candidate is not a member of any of the above-mentioned committees.

7.5. State whether there is any marital relationship, civil union or family relationship up to the second degree between: a. members of management of the issuer; b. (i) members of management of the issuer and (ii) members of management of the issuer’s direct or indirect controlled companies; c. (i) members of management of the issuer or of its direct or indirect controlled companies and (ii) the issuer’s direct or indirect controlling shareholders;d. (i) members of management of the issuer and (ii) members of management of the issuer’s direct and indirect parent companies.

There are no marital relationships, civil unions or family relationships up to the second degree among the Company’s management, or between them and the management or controlling shareholders of the Company’s direct or indirect Controlled Companies or parent companies.

7.6. Disclose any relationships of subordination, service provision or control maintained, during the last 3 fiscal years, between members of management of the issuer and: a. any company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds an interest equal to or greater than 99% (ninety-nine percent) of the capital stock; b. the issuer’s direct or indirect controlling shareholder; c. if relevant, any supplier, customer, debtor or creditor of the issuer, of its Controlled Company, or of the parent companies or Controlled Companies of any such persons.

There are no relationships of subordination, provision of services or control between the candidate for officer and subsidiaries, controlling shareholders or other related parties.

Items 7.3. to 7.6. of Section 7 of Formulário de Referência

NAME	DATE OF BIRTH	MANAGEMENT BODY:	ELECTION DATE	TERM OF OFFICE
Paulo Roberto Franceschi	07/12/1951	Fiscal Council (Alternate Member)	To Be Defined	AGM 2027
CPF (Individual Taxpayer Registry)	OCCUPATION	ELECTED OFFICE HELD:	DATE OF INVESTITURE	ELECTED BY THE CONTROLLER?
171.891.289-72	Accountant	N.A.	To Be Defined	No
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE MANDATES:	OTHER POSITIONS AND FUNCTIONS HELD IN THE ISSUER:
Yes	Fourth (4th)	N.A.
MAIN PROFESSIONAL EXPERIENCES DURING THE LAST FIVE YEARS, WITH SPECIFIC REFERENCE TO POSITIONS AND FUNCTIONS HELD IN (i) THE ISSUER AND COMPANIES IN ITS ECONOMIC GROUP; AND (ii) COMPANIES CONTROLLED BY A SHAREHOLDER OF THE ISSUER WHO HAS A DIRECT OR INDIRECT SHAREHOLDING EQUAL TO OR EXCEEDING 5% OF THE SAME CLASS OR SPECIES OF SECURITIES OF THE ISSUER.

PETROBRAS – PETRÓLEO BRASILEIRO S.A. 2024–2025

Full Member of the Fiscal Council.

CEEE-D – COMPANHIA ESTADUAL DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA S.A. 2021–Present

Full Member of the Fiscal Council.

EQUATORIAL MARANHÃO DISTRIBUIDORA DE ENERGIA S.A. 2023–Present

Full Member of the Fiscal Council.

EQUATORIAL PARÁ DISTRIBUIDORA DE ENERGIA S.A. 2024–Present

Full Member of the Fiscal Council.

SANEPAR – COMPANHIA DE SANEAMENTO DO PARANÁ S.A. 2018–2023

Full Member of the Fiscal Council.

WEG S.A. 2014–2025

Alternate Member of the Fiscal Council.

ODONTOPREV S.A. 2015–2025

Alternate Member of the Fiscal Council.

EQUATORIAL ENERGIA S.A. 04/2010–12/2020Member of the Fiscal Council as a full (effective) member.

CRIMINAL CONVICTION / CONVICTION IN AN ADMINISTRATIVE PROCEEDING BY THE CVM, THE CENTRAL BANK OF BRAZIL OR THE SUPERINTENDENCE OF PRIVATE INSURANCE, AND THE PENALTIES APPLIED / FINAL AND UNAPPEALABLE CONVICTION IN THE JUDICIAL SPHERE OR SUBJECT TO A FINAL ADMINISTRATIVE DECISION, WHICH HAS SUSPENDED OR DISQUALIFIED YOU FROM PRACTICING ANY PROFESSIONAL OR COMMERCIAL ACTIVITY.
None.

7.4 – Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory (the information provided in this item must cover audit, risk, financial and compensation committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process of the issuer’s management or governing bodies as advisors or overseers)

The candidate is not a member of any of the above-mentioned committees.

7.5. State whether there is any marital relationship, civil union or family relationship up to the second degree between: a. members of management of the issuer; b. (i) members of management of the issuer and (ii) members of management of the issuer’s direct or indirect controlled companies; c. (i) members of management of the issuer or of its direct or indirect controlled companies and (ii) the issuer’s direct or indirect controlling shareholders;d. (i) members of management of the issuer and (ii) members of management of the issuer’s direct and indirect parent companies.

There are no marital relationships, civil unions or family relationships up to the second degree among the Company’s management, or between them and the management or controlling shareholders of the Company’s direct or indirect Controlled Companies or parent companies.

7.6. Disclose any relationships of subordination, service provision or control maintained, during the last 3 fiscal years, between members of management of the issuer and: a. any company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds an interest equal to or greater than 99% (ninety-nine percent) of the capital stock; b. the issuer’s direct or indirect controlling shareholder; c. if relevant, any supplier, customer, debtor or creditor of the issuer, of its Controlled Company, or of the parent companies or Controlled Companies of any such persons.

There are no relationships of subordination, provision of services or control between the candidate for officer and subsidiaries, controlling shareholders or other related parties.

Items 7.3. to 7.6. of Section 7 of Formulário de Referência

NAME	DATE OF BIRTH	MANAGEMENT BODY:	ELECTION DATE	TERM OF OFFICE
Cristina Fontes Doherty	05/26/1965	Fiscal Council (Effective)	To Be Defined	April, 2027
CPF (Individual Taxpayer Registry)	OCCUPATION	ELECTED OFFICE HELD:	DATE OF INVESTITURE	ELECTED BY THE CONTROLLER?
803.661.047-72	Economist	N.A.	To Be Defined	No
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE MANDATES:	OTHER POSITIONS AND FUNCTIONS HELD IN THE ISSUER:
Yes	One (1)	Member Of Fiscal Council (Effective)
MAIN PROFESSIONAL EXPERIENCES DURING THE LAST FIVE YEARS, WITH SPECIFIC REFERENCE TO POSITIONS AND FUNCTIONS HELD IN (i) THE ISSUER AND COMPANIES IN ITS ECONOMIC GROUP; AND (ii) COMPANIES CONTROLLED BY A SHAREHOLDER OF THE ISSUER WHO HAS A DIRECT OR INDIRECT SHAREHOLDING EQUAL TO OR EXCEEDING 5% OF THE SAME CLASS OR SPECIES OF SECURITIES OF THE ISSUER.
Ms. Doherty is an executive with over 25 years of experience in Corporate Finance, Business Development, Equity Investment Management, Corporate Governance, Business Valuation and Mergers, Acquisitions and Divestments. She is currently a full member of the Fiscal Council of Axia Energia, a Brazilian power generation, transmission and trading company, with a term from April 2025 to April 2026, and an alternate member of the Fiscal Council of Itaú Unibanco, with a term from May 2025 to May 2026. She served as a full member of the Fiscal Council of Natura &Co, a Brazilian beauty and wellness group that owns the Natura and Avon brands, with a term from May 2024 to April 2025. From May 2023 to April 2024, she was an alternate member of the Fiscal Council of Gerdau Metalúrgica, a Brazilian company in the mining and metallurgy sector. She was also a full member of the Fiscal Council of Vale S.A., one of the largest mining companies in the world, for two consecutive terms (May 2020 to April 2022), in addition to having served as an alternate member of the Fiscal Council of Invepar S.A., a Brazilian urban mobility and concessions company, from May 2019 to April 2020.
CRIMINAL CONVICTION / CONVICTION IN AN ADMINISTRATIVE PROCEEDING BY THE CVM, THE CENTRAL BANK OF BRAZIL OR THE SUPERINTENDENCE OF PRIVATE INSURANCE, AND THE PENALTIES APPLIED / FINAL AND UNAPPEALABLE CONVICTION IN THE JUDICIAL SPHERE OR SUBJECT TO A FINAL ADMINISTRATIVE DECISION, WHICH HAS SUSPENDED OR DISQUALIFIED YOU FROM PRACTICING ANY PROFESSIONAL OR COMMERCIAL ACTIVITY.
None.

7.4 – Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory (the information provided in this item must cover audit, risk, financial and compensation committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process of the issuer’s management or governing bodies as advisors or overseers)

Not applicable.

7.5. State whether there is any marital relationship, civil union or family relationship up to the second degree between: a. members of management of the issuer; b. (i) members of management of the issuer and (ii) members of management of the issuer’s direct or indirect controlled companies; c. (i) members of management of the issuer or of its direct or indirect controlled companies and (ii) the issuer’s direct or indirect controlling shareholders;d. (i) members of management of the issuer and (ii) members of management of the issuer’s direct and indirect parent companies.

Not applicable.

7.6. Disclose any relationships of subordination, service provision or control maintained, during the last 3 fiscal years, between members of management of the issuer and: a. any company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds an interest equal to or greater than 99% (ninety-nine percent) of the capital stock; b. the issuer’s direct or indirect controlling shareholder; c. if relevant, any supplier, customer, debtor or creditor of the issuer, of its Controlled Company, or of the parent companies or Controlled Companies of any such persons.

Not applicable.

Items 7.3. to 7.6. of Section 7 of Formulário de Referência

NAME	DATE OF BIRTH	MANAGEMENT BODY:	ELECTION DATE	TERM OF OFFICE
Cátia Yuassa Tokoro	05/12/1971	Fiscal Council (Alternate Member)	To Be Defined	April, 2027
CPF (Individual Taxpayer Registry)	OCCUPATION	ELECTED OFFICE HELD:	DATE OF INVESTITURE	ELECTED BY THE CONTROLLER?
011.800.477-88	Electrical Engineer	N.A.	To Be Defined	No
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE MANDATES:	OTHER POSITIONS AND FUNCTIONS HELD IN THE ISSUER:
Yes	0	N.A.
MAIN PROFESSIONAL EXPERIENCES DURING THE LAST FIVE YEARS, WITH SPECIFIC REFERENCE TO POSITIONS AND FUNCTIONS HELD IN (i) THE ISSUER AND COMPANIES IN ITS ECONOMIC GROUP; AND (ii) COMPANIES CONTROLLED BY A SHAREHOLDER OF THE ISSUER WHO HAS A DIRECT OR INDIRECT SHAREHOLDING EQUAL TO OR EXCEEDING 5% OF THE SAME CLASS OR SPECIES OF SECURITIES OF THE ISSUER.

Ms. Tokoro is an executive with more than 25 years of experience in leadership positions, including C-level roles. She currently serves as an alternate member of the Board of Directors of Tupy (since May 2025); as a member of the Board of Directors, Chair of the Audit and RPT Committees, and member of the People and Culture Committee of Núclea (since August 2023); as an advisory board member of Grupo Integração (since February 2023); and as an advisory board member of Fellipelli (since May 2023). In addition, she holds the CCA+ certification from the Brazilian Institute of Corporate Governance (IBGC), where she is a guest lecturer in board member training and governance officer programs, and a contributor to Chapter Zero Brazil. She is also a guest lecturer in the ABP-W (Advanced Boardroom Program for Women) at Saint Paul Business School.

She has experience as a member of the Marketing and Operations Committees of Desktop (from May 2022 to October 2025), member of the Board of Directors of Safira Holding (from July 2024 to September 2025), member of the Fiscal Council of Petz (from May 2022 to April 2025), independent advisory board member of Imagem – Soluções de Inteligência Geográfica (from July 2019 to January 2024), independent member of the Board of Directors and Chair of the Sustainability Committee of SulAmérica (from November 2019 to December 2022), and independent member of the Board of Directors of CHESF (from November 2021 to October 2022), among others.

CRIMINAL CONVICTION / CONVICTION IN AN ADMINISTRATIVE PROCEEDING BY THE CVM, THE CENTRAL BANK OF BRAZIL OR THE SUPERINTENDENCE OF PRIVATE INSURANCE, AND THE PENALTIES APPLIED / FINAL AND UNAPPEALABLE CONVICTION IN THE JUDICIAL SPHERE OR SUBJECT TO A FINAL ADMINISTRATIVE DECISION, WHICH HAS SUSPENDED OR DISQUALIFIED YOU FROM PRACTICING ANY PROFESSIONAL OR COMMERCIAL ACTIVITY.
None.

7.4 – Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory (the information provided in this item must cover audit, risk, financial and compensation committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process of the issuer’s management or governing bodies as advisors or overseers)

Not applicable, as the nominated board member currently does not sit on any committee of the company.

7.5. State whether there is any marital relationship, civil union or family relationship up to the second degree between: a. members of management of the issuer; b. (i) members of management of the issuer and (ii) members of management of the issuer’s direct or indirect controlled companies; c. (i) members of management of the issuer or of its direct or indirect controlled companies and (ii) the issuer’s direct or indirect controlling shareholders;d. (i) members of management of the issuer and (ii) members of management of the issuer’s direct and indirect parent companies.

Not applicable

7.6. Disclose any relationships of subordination, service provision or control maintained, during the last 3 fiscal years, between members of management of the issuer and: a. any company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds an interest equal to or greater than 99% (ninety-nine percent) of the capital stock; b. the issuer’s direct or indirect controlling shareholder; c. if relevant, any supplier, customer, debtor or creditor of the issuer, of its Controlled Company, or of the parent companies or Controlled Companies of any such persons.

Not applicable.

Items 7.3. to 7.6. of Section 7 of Formulário de Referência

NAME	DATE OF BIRTH	MANAGEMENT BODY:	ELECTION DATE	TERM OF OFFICE
José Reinaldo Magalhães	01/06/1956	Fiscal Council (Effective Member)	15/04/2026	1 year
CPF (Individual Taxpayer Registry)	OCCUPATION	ELECTED OFFICE HELD:	DATE OF INVESTITURE	ELECTED BY THE CONTROLLER?
227.177.906-59	Economist	Member of Fiscal Council	15/04/2026	No
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE MANDATES:	OTHER POSITIONS AND FUNCTIONS HELD IN THE ISSUER:
Yes	N.A.	N.A.
MAIN PROFESSIONAL EXPERIENCES DURING THE LAST FIVE YEARS, WITH SPECIFIC REFERENCE TO POSITIONS AND FUNCTIONS HELD IN (i) THE ISSUER AND COMPANIES IN ITS ECONOMIC GROUP; AND (ii) COMPANIES CONTROLLED BY A SHAREHOLDER OF THE ISSUER WHO HAS A DIRECT OR INDIRECT SHAREHOLDING EQUAL TO OR EXCEEDING 5% OF THE SAME CLASS OR SPECIES OF SECURITIES OF THE ISSUER.

Board member of CEMIG – Companhia Energética de Minas Gerais, from April 2019 to April 2026;

Board member of TAESA – Transmissora Aliança de Energia Elétrica S.A., since April 2021;

Board member of GASMIG – Companhia de Gás de Minas Gerais, from May 2021 to April 2024.

CRIMINAL CONVICTION / CONVICTION IN AN ADMINISTRATIVE PROCEEDING BY THE CVM, THE CENTRAL BANK OF BRAZIL OR THE SUPERINTENDENCE OF PRIVATE INSURANCE, AND THE PENALTIES APPLIED / FINAL AND UNAPPEALABLE CONVICTION IN THE JUDICIAL SPHERE OR SUBJECT TO A FINAL ADMINISTRATIVE DECISION, WHICH HAS SUSPENDED OR DISQUALIFIED YOU FROM PRACTICING ANY PROFESSIONAL OR COMMERCIAL ACTIVITY.
None.

7.4 – Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory (the information provided in this item must cover audit, risk, financial and compensation committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process of the issuer’s management or governing bodies as advisors or overseers)

Not applicable;

7.5. State whether there is any marital relationship, civil union or family relationship up to the second degree between: a. members of management of the issuer; b. (i) members of management of the issuer and (ii) members of management of the issuer’s direct or indirect controlled companies; c. (i) members of management of the issuer or of its direct or indirect controlled companies and (ii) the issuer’s direct or indirect controlling shareholders;d. (i) members of management of the issuer and (ii) members of management of the issuer’s direct and indirect parent companies.

Not applicable.

7.6. Disclose any relationships of subordination, service provision or control maintained, during the last 3 fiscal years, between members of management of the issuer and: a. any company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds an interest equal to or greater than 99% (ninety-nine percent) of the capital stock; b. the issuer’s direct or indirect controlling shareholder; c. if relevant, any supplier, customer, debtor or creditor of the issuer, of its Controlled Company, or of the parent companies or Controlled Companies of any such persons.

Not applicable.

Items 7.3. to 7.6. of Section 7 of Formulário de Referência

NAME	DATE OF BIRTH	MANAGEMENT BODY:	ELECTION DATE	TERM OF OFFICE
Anderson Carlos Koch	11/08/1982	Fiscal Council (Alternate Member)		1 year
CPF (Individual Taxpayer Registry)	OCCUPATION	ELECTED OFFICE HELD:	DATE OF INVESTITURE	ELECTED BY THE CONTROLLER?
308.828.928-43	Lawyer	Member of Fiscal Council		No
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE MANDATES:	OTHER POSITIONS AND FUNCTIONS HELD IN THE ISSUER:
Yes
MAIN PROFESSIONAL EXPERIENCES DURING THE LAST FIVE YEARS, WITH SPECIFIC REFERENCE TO POSITIONS AND FUNCTIONS HELD IN (i) THE ISSUER AND COMPANIES IN ITS ECONOMIC GROUP; AND (ii) COMPANIES CONTROLLED BY A SHAREHOLDER OF THE ISSUER WHO HAS A DIRECT OR INDIRECT SHAREHOLDING EQUAL TO OR EXCEEDING 5% OF THE SAME CLASS OR SPECIES OF SECURITIES OF THE ISSUER.

Attorney since 2008. Solid experience in Corporate Law and Capital Markets, providing legal advisory services to the legal departments of financial institutions, corporations (publicly-held and privetly-held) and asset management firms.

Practice focused on regulatory compliance and corporate governance.

CRIMINAL CONVICTION / CONVICTION IN AN ADMINISTRATIVE PROCEEDING BY THE CVM, THE CENTRAL BANK OF BRAZIL OR THE SUPERINTENDENCE OF PRIVATE INSURANCE, AND THE PENALTIES APPLIED / FINAL AND UNAPPEALABLE CONVICTION IN THE JUDICIAL SPHERE OR SUBJECT TO A FINAL ADMINISTRATIVE DECISION, WHICH HAS SUSPENDED OR DISQUALIFIED YOU FROM PRACTICING ANY PROFESSIONAL OR COMMERCIAL ACTIVITY.
None.

7.4 – Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory (the information provided in this item must cover audit, risk, financial and compensation committees, as well as similar organizational structures, even if such committees or structures are not statutory, provided that such committees or structures participate in the decision-making process of the issuer’s management or governing bodies as advisors or overseers)

Not applicable.

7.5. State whether there is any marital relationship, civil union or family relationship up to the second degree between: a. members of management of the issuer; b. (i) members of management of the issuer and (ii) members of management of the issuer’s direct or indirect controlled companies; c. (i) members of management of the issuer or of its direct or indirect controlled companies and (ii) the issuer’s direct or indirect controlling shareholders;d. (i) members of management of the issuer and (ii) members of management of the issuer’s direct and indirect parent companies.

Not applicable.

7.6. Disclose any relationships of subordination, service provision or control maintained, during the last 3 fiscal years, between members of management of the issuer and: a. any company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds an interest equal to or greater than 99% (ninety-nine percent) of the capital stock; b. the issuer’s direct or indirect controlling shareholder; c. if relevant, any supplier, customer, debtor or creditor of the issuer, of its Controlled Company, or of the parent companies or Controlled Companies of any such persons.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.